November 4, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Heather Clark
Mr. Kevin Woody

Re: Iconic Brands, Inc. (File No. 000-53162)

Form 10-K for the year ended December 31, 2021

Ladies and Gentlemen:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated October 7, 2022 (the “Comment Letter”), to Iconic Brands, Inc. (the “Company” or “Iconic”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed with the Commission on June 15, 2022 (File No. 000-53162).

Set forth below is the Company’s response to the Staff’s comment communicated in the Comment Letter. For ease of reference, the Staff’s comment is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 10-K. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Form 10-K.

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

4. Acquisition of Toppop, page F-13

1. We note from your disclosure you completed a business combination with TopPop in which you acquired all of the issued and outstanding membership interests of TopPop in exchange for 26,009,600 shares of your common stock plus cash and promissory notes. We also note that you had 18,170,551 shares of common stock outstanding as of June 30, 2021. In this regard, it appears that TopPop obtained majority equity ownership in Iconic Brands at the close of the transaction. Furthermore, we note that all of your management including CEO and CFO changed on the date of the transaction. Please tell us if the owners and management of TopPop obtained effective voting and operating control of the company because of the transaction. If not, tell us why. If TopPop obtained control, explain why you accounted for the transaction as an acquisition rather than a business combination accounted for as a reverse acquisition or as a reverse recapitalization and provide us with the authoritative guidance you relied upon in determining your accounting treatment. Refer to ASC 805-40. Please include the following in your response:

•	Please provide further detail about the composition of management and the board of directors of the combined entity upon closing of the transaction.

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U.S. Securities and Exchange Commission

November 4, 2022

•

State whether Mr. Larry Romer and Mr. David Allen, the company’s chief executive officer and chief financial officer, respectively, had any affiliation with TopPop prior to becoming employees of Iconic Brands in July 2021.

•	For each of the board members, please tell us whether the individuals were appointed by TopPop as part of the transaction or were representatives of TopPop prior to the transaction.

On July 26, 2021, Iconic entered into an acquisition agreement (the “TopPop Acquisition Agreement”) with TopPop LLC, a New Jersey limited liability company (“TopPop”), and each of FrutaPop LLC (“Frutapop”), Innoaccel Investments LLC (“Innoaccel”) and Thomas Martin (“Mr. Martin” and, together with Frutapop and Innoaccel, the “TopPop Members”), pursuant to which the TopPop Members sold to the Company and the Company acquired, all of the issued and outstanding membership interests of TopPop (such transaction, the “Business Combination”).

The Company accounted for the transaction as a business combination using the guidance in Accounting Standards Codification (“ASC”) Topic 805 Business Combinations. ASC paragraph 805-10-25-4 requires that for each business combination one of the combining entities shall be identified as the accounting acquirer.  In accordance with paragraph 805-10-25-5, the Company determined that it obtained a controlling financial interest in TopPop, and therefore the Company was identified as the accounting acquirer.  To reach this conclusion, the Company considered the guidance in Subtopic 805-40 Reverse Acquisitions and paragraphs, 805-10-55-11 through 55-15.

A reverse acquisition is defined in the ASC glossary as: “An acquisition in which the entity that issues securities (the legal acquirer) is identified as the acquiree: for accounting purposes based on the guidance in paragraphs 805-10-55-11 through 55-15. The entity whose equity interests are acquired (the legal acquiree) must be the acquirer: for accounting purposes for the transaction to be considered a reverse acquisition.”

The following is a summary of the Company’s analysis of the Business Combination.

ASC paragraph 805-10-55-11 states that in a business combination effected by transferring cash or other assets or by incurring liabilities, the accounting acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities.  To effect the Business Combination with TopPop, Iconic transferred to the TopPop Members in aggregate: (a) $3,694,723 in cash, net of cash acquired, (b) 26,009,600 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which shares were valued in aggregate at $10,143,744, (c) $5,042,067 aggregate principal amount of promissory notes of the Company (the “Promissory Notes”) and (d) future additional payments as earnout consideration valued at $20,204,505 to be paid in cash and stock. By virtue of the transfer of assets and assumption of liabilities, Iconic is the legal acquirer of TopPop, which is an indicator that Iconic is the accounting acquirer as well.

ASC paragraph 805-10-55-12 states: “In a business combination effected primarily by exchanging equity interests that in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree”. This guidance goes on to state that other pertinent facts and circumstances shall be considered to determine the accounting acquirer. The following are the pertinent facts and circumstances that cause the Company to believe that it is the accounting acquirer:

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U.S. Securities and Exchange Commission

November 4, 2022

Relative voting rights in the combined entity after the Business Combination.  The following events occurred on July 26, 2021, separately from the TopPop acquisition:

•

The Company entered into a securities exchange agreement dated as of July 26, 2021 (the “Series A Preferred Exchange Agreement”), with Richard DeCicco, who, at the time of execution and delivery of such agreement, was the Company’s Chief Executive Officer, Chief Financial Officer, chairman of the Company’s board of directors and the holder of the Company’s one issued and outstanding share of Series A Preferred Stock. Pursuant to the Series A Preferred Exchange Agreement entered into separately from the TopPop acquisition, Mr. DeCicco exchanged his one share of Series A Preferred Stock for 25,600,000 shares of Common Stock. Upon such exchange, the Series A Preferred Stock, which previously gave Mr. DeCicco two votes for every one vote of the Company’s outstanding voting securities, was cancelled and all contractual (or similar) rights, preferences and obligations relating to such Series A Preferred Stock became null and void and of no further effect whatsoever.

•

Separately, from the TopPop acquisition, the Company entered into securities exchange agreements (collectively, the “Exchange Agreement”) with the holders of the Company’s outstanding (a) Series E Convertible Preferred Stock, Series F Convertible Preferred Stock and Series G Convertible Preferred Stock, and (b) Series E Common Stock Purchase Warrants, Series F Common Stock Purchase Warrants and Series G Common Stock Purchase Warrants pursuant to which such Holders exchanged (i) all existing shares of Preferred Stock of the Company held by each such Holder for shares of Series A-2 Preferred Stock and Warrants of the Company, and (ii) all existing warrants of the Company held by each such Holder for shares of Common Stock. In connection with such exchange, 2,115,224 shares of Series E Convertible Preferred Stock of the Company, 2,189 shares of Series F Convertible Preferred Stock of the Company, 1,475 shares of Series G Convertible Preferred Stock of the Company were exchanged for an aggregate of 3,555 shares of Series A-2 Preferred Stock of the Company, Warrants of the Company to purchase an aggregate of 14,304,880 shares of Common Stock, and an aggregate of 2,209,517 shares of Common Stock for an aggregate value of $3,663,651.

•	The Company sold 18,800 shares of its Series A-2 Preferred stock and 6,711,997 shares of Common Stock for an aggregate purchase price of $15,603,385, net of fees of $2,808,320.

•	The Company issued 1,500,000 shares of Common Stock to consultants and service providers for services rendered to the Company.

•	The Company issued an aggregate of 8,283,899 shares of Common stock in exchange for retiring old outstanding warrants.

The following table shows a reconciliation of the outstanding Common Stock at June 30, 2021 to the Common Stock ownership at July 26, 2021:

Common Stock outstanding as of June 30, 2021	18,170,551	20.41%
Conversion of Series A-2 Preferred Stock held by Mr. DeCicco	25,600,000	28.75%
Exchange of Series E, F, G preferred stock into Common Stock	2,209,517	2.48%
Common Stock issued in financing	6,711,997	7.54%
Issuance of Common Stock for services	1,500,000	1.68%
Common stock issued to settle notes payable	547,200	0.61%
Common Stock issued in exchange for old warrants	8,283,899	9.30%
Aggregate Common Stock issued to TopPop Members	26,009,600	29.21%
Total voting shares July 26,2021	89,032,764	100.00%

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U.S. Securities and Exchange Commission

November 4, 2022

Upon consummation of the Business Combination, the aggregate post-Business Combination Common Stock (and voting stock) ownership of the Company held by the TopPop Members was less than 50%. Therefore, the TopPoP members did not obtain a controlling voting interest in the Company as a result of the Business Combination.

a.

As the TopPop members held a minority voting interest in the Company upon consummation of the Business Combination, the Company considered other factors in making its determination of the acquiring entity for accounting purposes

b.

The board of directors of the post-Business Combination entity consisted solely of members of the pre-Business Combination Company. Members of the post-Business Combination board of directors of the Company were (and continue to be) Richard DeCicco and Roseann Faltings. Prior to the Business Combination, Mr. DeCicco had been Iconic’s Chief Executive Officer, President, and a board member since 2007. Ms. Faltings had served as a member of Iconic’s board since May 2015. The board of directors of the post-Business Combination entity consisted of (and continues to consist entirely of) the members of the board prior to the Business Combination, indicating that Iconic is considered the accounting acquirer.

c.

The senior management of the post-Business Combination entity was (and continues to be) primarily executives from the pre-Business Combination Company or executives who had no prior affiliation with TopPop. Messers. Romer, Allen and Cosenza, each of whom entered into employment agreements with the Company on July 26, 2021, did not have any prior affiliation with TopPoP. The senior management of the post-Business Combination entity is set forth in the table below:

Name	Position
Larry Romer	Chief Executive Officer
Richard DeCiccco	President and Chairman of the Board of Directors
David Allen	Chief Financial Officer
John Cosenza	Chief Operating Officer
Tom Martin	President and Chief Operating Officer of TopPop LLC
Roseann Faltings	Vice President of Celebrity Partnership Relations and Director

Brief biographies of these executives can be found in the Form 10-K.

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U.S. Securities and Exchange Commission

November 4, 2022

Control of the operations, financial and strategic direction of the entity all resided with the directors and management of Iconic both pre and post the acquisition of TopPoP. Of the named executives of the post-Business Combination Company, only Mr. Martin had any affiliation with TopPop prior to the Business Combination.  Since Mr. DeCicco and Ms. Faltings were members of the Company’s senior management and its Board of Directors prior to the Business Combination, and Messers. Romer, Allen and Cosenza were hired on July 26, 2021, coincident with the closing of the Business Combination and did not have any prior affiliation with TopPop, the senior management of the post-Business Combination entity was (and continues to be) dominated by the management of the Company pre-Business Combination.  This further indicates that Iconic was the acquiring entity in the Business Combination for accounting purposes.

In summary:

•

All consideration issued to effect the Business Combination was issued by Iconic to the TopPop Members who neither individually nor in the aggregate, acquired a controlling voting interest in the post-Business Combination entity.

•	The post-Business Combination board of directors consisted solely of board members of the pre-Business Combination Company.

•

At the time of the Business Combination, senior management of the post-Business Combination entity was (and continues to be) dominated by executives who were either employed by the Company prior to the Business Combination or were hired coincident with the Business Combination. Only one member of the executive management of the Company following the Business Combination had a prior affiliation with TopPop.

The Company believes that each of these factors favors the conclusion that the Company acquired a controlling financial interest in TopPop, and that the Company is therefore the acquiring entity for accounting purposes.

If the Staff has any questions with respect to the foregoing, please contact Eric M. Hellige, Esq. from Pryor Cashman LLP, counsel to the Company at (212) 326-0846 or the undersigned at (203) 640-8399.

Sincerely yours,

/s/ David Allen
David Allen
Chief Financial Officer

cc:	Eric M. Hellige, Esq. Pryor Cashman LLP

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